Correspondence

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VIA EDGAR	December 12, 2012
Re:
China Executive Education Corp.
Amendment No. 1 to Schedule 13E-3
Filed on November 30, 2012 by Beyond Extreme Training Corp., Kaien Liang, Pokai Hsu, Tingyuan Chen; Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd., and Zhicheng Zheng
File No. 5-85338

Peggy Kim Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Kim:

On behalf of China Executive Education Corp. (the “Company”), Beyond Extreme Training Corp., Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd. and Zhicheng Zheng (collectively, the “Filing Persons”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of December 5, 2012 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 5-85338 (“Amendment No. 1”) filed by the Filing Persons (other than the Company).  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses to comments on Amendment No. 1 are references to the page numbers in the second amendment to the Schedule 13E-3 (“Amendment No. 2”) filed concurrently with the submission of this letter.  In addition, a marked copy of Amendment No. 2 to show changes between Amendment No. 2 and Amendment No. 1 is being provided to the Staff via email.  Capitalized terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2.

To the extent any response relates to information concerning any Filing Person, such response is included in this letter based on information provided to us by such Filing Person or the respective representatives of such Filing Person.

Concurrently with the submission of this letter, the Filing Persons are filing via EDGAR Amendment No. 2 in response to the Staff’s comments.

* * *

Amendment No. 1 to Schedule 13E-3

ABU DHABI    |    BEIJING    |    BRUSSELS    |    DÜSSELDORF    |    FRANKFURT    |    HONG KONG    |    LONDON    |    MILAN    |    MUNICH    |    NEW YORK
PALO ALTO    |    PARIS    |    ROME    |    SAN FRANCISCO    |    SÃO PAULO    |    SHANGHAI    |    SINGAPORE    |    TOKYO    |    TORONTO    |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Page 2	December 12, 2012

General

1.
We note your response to comment three in our letter dated November 7, 2012. Further, we note that you state that Mr. Kaien Liang personally solicited the consents of the other Rollover Stockholders. Please further advise as to how the consent solicitation was “made otherwise than on behalf of the registrant,” given that Mr. Liang is the Chairman and Chief Executive Officer of the registrant.

The Filing Persons respectfully advise the Staff that Mr. Liang solicited the consents of the other Rollover Stockholders in his personal capacity as a shareholder of the Company, rather than on behalf of the Company in his capacity as the Chairman and Chief Executive Officer of the Company.

Summary Term Sheet

2.
We note your response to comment four in our letter dated November 7, 2012. Please revise the summary term sheet to disclose the continuing and increased equity ownership of the Rollover Stockholders, the continuing management after the Merger, the deferred return of the invalid dividend payment, the tax-free effect on the Rollover Stockholders, and the availability of the net loss carry forwards.

In response to the Staff’s comment, the Filing Persons have revised the disclosures on page 4 to disclose the continuing and increased equity ownership of some Rollover Stockholders who also serve as directors and/or officers of the Company, the continuing management after the Merger, the deferred return of the invalid dividend payment, the tax-free effect on some Rollover Shareholders who also serve as directors and/or officers of the Company, and the availability of the net loss carry forwards.

Special Factors, page 7

Background of the Transaction, page 7

3.	We note your response to comment eight in our letter dated November 7, 2012. Please revise to disclose any discussions with the board or management of CEEC.

In response to the Staff’s comment, the Filing Persons have revised the disclosures on page 7 to disclose the board’s discussion in connection with the proposed short-form merger transaction.

Cautionary Note Regarding Forward-Looking Statements, page 12

4.
We note your response to comment seven in our letter dated November 7, 2012; however, we reissue our comment to move this section so that it appears after Items 7, 8, and 9 of Schedule 13E-3. Please relocate the “Cautionary Note Regarding Forward-Looking Statements” section so that it appears after the “Reports, Opinions, Appraisals, and Negotiations discussion.

Page 3	December 12, 2012

In response to the Staff’s comment, the Filing Persons have relocated the “Cautionary Note Regarding Forward-Looking Statements” section so that it appears after the “Reports, Opinions, Appraisals, and Negotiations” section.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86-21-6136-5018 (office), +86-13910127951 (mobile) or alan.seem@shearman.com (email).

Very truly yours,

By:    /s/ Alan Seem
Name:  Alan Seem

cc: Xiaoping Wu, Company Secretary of China Executive Education Corp.